SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
RESOLUTION No. 496 OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 3, 2004

On November 3, 2004, at 2 p.m., at the Company’s headquarters, located at Avenida das Nações Unidas, 4,777, CEP. 05477-000, São Paulo, SP, the Board of Directors of BRASKEM S.A. held its 496th meeting. The undersigning board members were present. Board members Carlos Alberto de Meira Fontes and Margareth Feijó Brunnet were absent, but were represented by their respective alternates, Edmundo José Correia Aires and Rogério Gonçalves Mattos. Board member Newton Sergio de Souza was also absent, but was represented by Board member Alvaro Pereira Novis, pursuant to a letter of representation previously submitted, in accordance with procedures set forth in the Company By-laws. The CEO, José Carlos Grubisich Filho, and officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, and Mauro Mettrau Carneiro da Cunha, Jayme Fonseca, Marta Pinto Lima Pacheco and Board Secretary, Nelson Raso, were also all present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting and Marta Pinto Lima Pacheco acted as secretary. ITEMS ON THE AGENDA:I) Matters for deliberation: 1) DELIBERATION PROPOSALS: 1) after a presentation and analysis of the subject, the Board unanimously approved the following Deliberation Proposals, which had been previously forwarded by the Executive Board for review by the members of the Board of Directors, in accordance with procedures established in Internal Regulations, a copy of which was duly filed at the Company’s headquarters: a) PD.CA/BAK-22/2004 – Use of Tax Incentive Reserve for Absorption of Accumulated Losses, in order to (i) include the use of part of the tax incentive reserve for the absorption of the balance of accumulated losses as one of the items on the agenda of the Extraordinary General Shareholders’Meeting to be convened ultil November 5, 2004, as deliberated in the Board of Director’s Meeting held on October 6, 2004; II) Matters of General Information: The respective officers and managers responsible for the matters listed in this item II of the agenda made presentations on the following: 1) the Company’s third quarter 2004 results, having recorded that the members of the Company’s Audit and Finance Committee proceeded with a prior analysis of the subject; 2) the Report of the Finance and Investment Committee on the status of investments approved by the Board of Directors; and 3) the status of financial operations. III) Matters of Company Interest: Nothing to report; IV) CLOSING - having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chairman and the Secretary of the Meeting. São Paulo, SP, November 3, 2004. [Signed: Pedro Augusto Ribeiro Novis – Chairman; Marta Pinto Lima Pacheco – Secretary; Alvaro Fernandes da Cunha Filho; Alvaro Pereira Novis; André Tapajós Cunha; Edmundo José Correia Aires; Fernando de Castro Sá; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima, Newton Sergio de Souza (by Alvaro Pereira Novis); Rogério Gonçalves Mattos; Ruy Lemos Sampaio].

Confer with original version in official records.

Marta Pinto Lima Pacheco
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 Tel.(71) 632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas nº 309, 13º andar - CEP 20.071-003 - Tel. (21) 2516-1515 Fax (21) 2253-4345
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, Turma A, s. 301, CEP.41.820-021 - Tel. (71) 342-3088 - Fax (71) 342-3698
São Paulo/SP – Av. das Nações Unidas, 4.777, Alto de Pinheiros, CEP. 05.477-000 – Tel (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer